Prospectus Supplement dated November 25, 2019
(To Prospectus dated March 27, 2019)
The Walt Disney Company Investment Plan
A Direct Stock Purchase Plan for Disney Common Stock
This prospectus supplement updates and supplements The Walt Disney Company Investment Plan (the “Plan”) prospectus dated March 27, 2019. The Walt Disney Company (“Disney”) is pleased to offer the Plan, a direct stock purchase plan designed to provide investors with a convenient method to purchase shares of Disney common stock and to reinvest cash dividends in the purchase of additional shares.
Change of Plan Administrator
Effective November 23, 2019, Computershare Trust Company, N.A. (“Computershare”) has been appointed the new administrator for the Plan. As a result, all references in the prospectus to Broadridge Corporate Issuer Solutions, Inc. or Broadridge are changed to Computershare Trust Company, N.A. or Computershare. The Computershare DTCC Transfer Agent FAST number is #7807. You may contact Computershare at the following address, telephone number and website:
Written Inquiries:     Computershare
P.O. Box 505052
Louisville, KY 40233-5052

Street Address:     Computershare
Suite 1600
462 South 4th Street
Louisville, KY 40202

Toll Free Number: 1-855-553-4763

Toll Number: 1-781-575-3335

Email: disneyshareholder@computershare.com

Website: www.disneyshareholder.com
Please use the contact information above in lieu of any references in the accompanying prospectus to contact information for Broadridge Corporate Issuer Solutions, Inc., our prior plan administrator. When contacting Computershare, you should have available your account number, taxpayer identification number, and/or the stock certificate number(s).
These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission, nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.
Investing in our common stock involves risks. Before purchasing common stock pursuant to the Plan, you should read the “Risk Factors” section on page 1 of the accompanying prospectus.
The Plan is set forth in Part I of the accompanying prospectus, as amended by this prospectus supplement. The description of the Plan contained in this prospectus supplement supplements and, to the extent it is inconsistent with, supersedes the description of the Plan in the accompanying prospectus. Additional information relating to changes to the Plan is set forth on the following pages of this prospectus supplement.

Electronic Plan Statements
Question 5 of the prospectus is amended and restated as follows:
You can elect to have your plan statements sent to you via E-delivery by logging into your account at Computershare any time at www.disneyshareholder.com and updating your profile.
Participation in the Plan by Non-Shareholders
Question 8 of the prospectus is amended and restated as follows:
If you currently hold no shares of Disney common stock, you may enroll in the Plan by completing and returning an enrollment form for new investors and either making an initial investment of at least $200 or authorizing automatic monthly deductions of at least $50 for at least four consecutive transactions from a qualified U.S. bank account. Automatic monthly deductions will continue indefinitely, beyond the initial four purchases, until you notify the Administrator by telephone, through the Internet or in writing that the automatic deductions are to stop.
Initial enrollments are processed on a daily basis and all funds are subsequently invested on the schedule set forth in Question 17 in the accompanying prospectus.
Optional Cash Investments
Question 12 of the prospectus is amended and restated as follows:
Existing Plan participants may send a personal check payable in U.S. dollars and drawn from a U.S. bank to “Walt Disney Computershare.” Cash, money orders, traveler’s checks and third-party checks are not allowed. Checks may be accompanied by the appropriate section of your account statement. If you do not have a coupon, write the account number in the memo portion of your check and include a note identifying your account.
Mail your optional payment to:     Computershare
P.O. Box 6006
Carol Stream, IL 60197-6006
You may also authorize a one-time, optional cash investment to be deducted from an account at a financial institution that is a member of the National Automated Clearing House Association. To do so, log into your portal profile via www.disneyshareholder.com. You will be re-directed to a new screen which will allow you to set a one-time investment amount and input your banking information.
Question 13 of the prospectus is amended and restated as follows:
You can authorize monthly automatic deductions from a checking or savings account at a U.S. financial institution that is a member of the National Automated Clearing House Association. The minimum amount for monthly deductions is $50.
To initiate this service, you must send a completed “Direct Debit Authorization” form to the Administrator; or log into your portal profile via www.disneyshareholder.com. You will be re-directed to a new screen that will allow you to establish a recurring investment amount and input your banking information.
To change any aspect of the instruction, you must send a revised “Direct Debit Authorization” form to the Administrator; or log into your portal profile via www.disneyshareholder.com. You will be re-directed to a new screen which will allow you to edit your current recurring investment amount and/or banking information.
Initial set-up, changes and terminations to the monthly automatic deduction instructions will be made as soon as practicable. You should allow four to six weeks for the first investment to be initiated using this automatic deduction feature.

Once automatic deductions begin, funds will be deducted from your designated account on the 15th of each month, or the next business day if the 15th is not a business day. Funds will then be invested within five business days after the deduction has occurred.
To terminate the deductions, you must notify the Administrator by telephone, in writing, or log into your portal profile via www.disneyshareholder.com. To be effective for a particular investment date, the Administrator must receive your new instructions at least six business days before the investment date.
Purchases of Common Stock
The Administrator must receive funds for initial and optional investments no later than two business days before an Investment Date for those investments to be invested in our common stock beginning on that Investment Date.
Question 18 of the prospectus is amended and restated as follows:
For shares purchased in the open market, the Administrator may combine your funds with funds of other Plan participants and generally will batch purchase types (cash dividends and optional investments) for separate execution by the independent purchasing agent. At the Administrator’s discretion, these batches may be combined and executed by the independent purchasing agent. The Administrator may also direct the independent purchasing agent to execute each purchase type in several batches throughout a trading day. Depending on the number of shares being purchased and current trading volume in shares of Disney common stock, the independent purchasing agent may execute purchases for any batch or batches in multiple transactions and over more than one day. If different purchase types are batched, the price per share of Disney common stock purchased for each Plan participant’s account, whether purchased with reinvested cash dividends, with initial cash investments or with optional cash investments, shall be the weighted average price of the specific batch for shares of Disney common stock purchased by the independent purchasing agent on that investment date.
Sale of Shares
Question 21 of the prospectus is amended and restated as follows:
You may sell any number of shares held in your account by (i) contacting the Administrator by phone at
(855) 553-4763 and giving verbal instruction, (ii) completing the appropriate section of your account statement, (iii) accessing your account at www.disneyshareholder.com and submitting the number of shares to sell, or (iv) preparing a written request and sending it to the Administrator by mail. Participants may instruct the Administrator to sell shares under the plan through a Batch Order, Market Order, Day Limit Order, or Good-Til-Cancelled Limit Order. All sales options may not be available at all times. The Administrator will forward your request to the Plan’s independent purchasing agent, and the agent will sell your shares within five business days. Proceeds from the sale, less the associated fee and a per share fee (which is currently $0.02 per share but is subject to change without notice), will be sent by check to you within five business days following the sale. Per share fees include any applicable brokerage commissions the Administrator is required to pay. Any fractional share will be rounded up to a whole share for purposes of calculating the per share fee. All payments will be made by check and mailed to the participant on the settlement date. For faster delivery, checks can be sent on the settlement date by an overnight courier for an additional fee of $35. Electronic delivery of funds by direct deposit is available on the settlement date for an additional fee of $5. You may enroll in direct deposit by completing an Authorization for Electronic Direct Deposit form which can be located at www.disneyshareholder.com. An Authorization for Electronic Direct Deposit form is also available by contacting the Administrator.
Please note that shares that you hold in certificate form must first be deposited into your Plan account before they can be sold. See Questions 23 and 24 in the accompanying prospectus.
Batch Order (online, by telephone or by written request) - A Batch Order is an accumulation by the Administrator of all requests to sell shares through the Plan submitted together as a collective request. Batch Orders are submitted on each trading day, assuming there are sale requests to be processed. The Administrator will forward your request to the Plan’s independent purchasing agent, and the agent will sell your shares, along with shares to be sold for other accounts, within five business days, assuming the applicable market is open for trading and sufficient market liquidity exists. The Administrator will seek to sell shares in round lot (100 shares) transactions. For this purpose, the Administrator may combine each selling Plan participant’s shares with those of other selling participants. In every case of a batch order sale, the price to each selling Plan participant shall be the weighted average sale price obtained by the independent purchasing agent for each aggregate order placed by Computershare and executed by the independent purchasing agent, less a sales fee of $20 and a per share fee (which is currently $0.02 per share but is subject to change without notice). These proceeds will be sent to you within five business days following the sale. You may request a Batch Order sale online at www.disneyshareholder.com, by contacting the Administrator by phone at (855) 553-4763 or by written request. All sale requests received in writing will be submitted as Batch Order sales.
Market Order (as available online or by telephone) - A Market Order is a request to sell shares promptly at the then-current market price. A participant’s request to sell shares in a Market Order will be at the prevailing market price when the trade is executed. If such an order is placed during market hours (normally 9:30 a.m. to 4:00 p.m. Eastern time), the Administrator will promptly submit the shares to a broker for sale on the open market and the order will be executed as soon as market conditions allow. The price per share will be the market price of the sale obtained by the independent purchasing agent. Proceeds from the sale, less a market order sales fee of $25 and a per share fee (which is currently $0.02 per share but is subject to change without notice), will be sent to you within five business days following the sale. You may request a Market Order sale only online at www.disneyshareholder.com or by contacting the Administrator by phone at (855) 553-4763. Sales requests submitted near or after the close of the market may be executed on the next trading day, along with other requests received after market close. Depending on the current trading activity, there may not be a market for your request and the order could be canceled at the end of the trading day. To determine if your shares were sold, you should check your account online at www.disneyshareholder.com or contact the Administrator by phone (855) 553-4763. If your Market Order was canceled and you still want the shares to be sold, you will need to re-enter the sale request.
Day Limit Order (as available online or by telephone) - A Day Limit Order is an order to sell shares when and if they reach a specific trading price on a specific day. The order is automatically cancelled if the price is not met by the end of that day (or, for orders placed after-market hours, the next day the market is open). Depending on the number of securities being sold and the current trading volume in the securities, such an order may only be partially filled, in which case the remainder of the order will be cancelled. The order may be cancelled by the applicable stock exchange, by the Administrator at its sole discretion or, if the independent purchasing agent has not filled the order, at your request made online at www.disneyshareholder.com or by contacting the Administrator by phone at (855) 553-4763. Proceeds from the sale, less a limit order fee of $25 and a per share fee (which is currently $0.02 per share but is subject to change without notice), will be sent to you within five business days following the sale.
Good-Til-Cancelled (“GTC”) Limit Order (as available online or by telephone) - A GTC limit order is an order to sell securities when and if the securities reach a specific trading price at any time while the order remains open (generally up to 30 days). Depending on the number of securities being sold and current trading volume in the securities, sales may be executed in multiple transactions and over more than one day. If shares are traded on more than one day during which the market is open, a separate fee will be charged for each such day. The order (or any unexecuted portion thereof) is automatically cancelled if the trading price is not met by the end of the order period. The order may be cancelled by the applicable stock exchange, by the Administrator at its sole discretion or, if the independent purchasing agent has not filled the order, at your request made online at www.disneyshareholder.com or by contacting the Administrator by phone at (855) 553-4763. Proceeds from the sale, less a limit order fee of $25 and a per share fee (which is currently $0.02 per share but is subject to change without notice), will be sent to you within five business days following the sale.
Per share processing include any applicable brokerage commissions the Administrator is required to pay. Any fractional share will be rounded up to a whole share for purposes of calculating the per share processing fee. The Administrator may, for various reasons, require a sales request to be submitted in writing. Please contact the Administrator to determine if there are any limitations applicable to your particular sale request.
You should be aware that the price of Disney common stock may rise or fall during the period between a request for sale, its receipt by Computershare, and the ultimate sale on the open market. Instructions for a market order or a batch sale are binding and may not be rescinded.

If you elect to sell shares online at www.disneyshareholder.com, you may utilize the Administrator’s international currency exchange service to convert your sale proceeds to your local currency prior to being sent to you. Receiving your sales proceeds in a local currency and having your check drawn on a local bank avoids the time consuming and costly “collection” process required for cashing U.S. dollar checks. This service is subject to additional terms and conditions and fees, which you must agree to online.
The Administrator reserves the right to decline to process a sale if it determines, in its sole discretion, that supporting legal documentation is required. In addition neither Disney nor any participant will have any authority or power to direct the time or price at which shares for the Plan are sold by the independent purchasing agent (except for prices specified for day limit orders or GTC limit orders), and no one, other than the Administrator, will select the broker(s) or dealer(s) through or from whom sales are to be made.
Service Fees
Question 31 of the prospectus is amended and restated as follows:
Participation in the Plan is subject to the payment of certain fees as outlined below:

One-Time Enrollment Fee.............................................................................................................................	$20.00
Investment Fees*
via check..............................................................................................................................................	$7.00
via automatic investment.....................................................................................................................	$1.00
Sales Fee*
Batch Order..........................................................................................................................................	$20.00
Market Order........................................................................................................................................	$25.00
Limit Order per transaction (Day and Good-Til Canceled).................................................................	$25.00
Overnight Courier Fee...................................................................................................................................	$35.00
Direct Deposit of Sale Proceeds Fee.............................................................................................................	$5.00
Certificates less than $1,500 in value............................................................................................................	$10.00
Certificates valued from $1,500 to $99,999 - Bond of 2% value, plus processing fee...............................................................................................................................	$65.00
Certificates valued at $100,000 or more - Bond of 3% value, plus processing fee...............................................................................................................................	$65.00
Fee for Insufficient Funds or Rejected Automatic Deductions......................................................................	$50.00
Historical Research Fee**.............................................................................................................................	$25.00
Cost Basis Election other than FIFO.............................................................................................................	$50.00

*	Plus a per share fee (which is currently $0.02 per share but is subject to change without notice).

**	There is no fee for statements or 1099 tax forms requested via the on-line shareholder portal.
Fees are subject to change with prior notice except for the per share fee which may change without prior notice. Per share fees include any applicable brokerage commissions the Administrator is required to pay. Any fractional share will be rounded up to a whole share for purposes of calculating the per share processing fee.
Closing a Plan Account
The Administrator will process notices of withdrawal and send proceeds to you as soon as practicable, without interest. If the Administrator receives your request notice of withdrawal on or after the record date for a dividend, the Administrator may either pay the dividend in cash or reinvest it under the Plan on the next investment date on your behalf. If reinvested, the Administrator may sell the shares purchased and send the proceeds to you, less a sales fee of $20 and a per share fee (which is currently $0.02 per share but is subject to change without notice).

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